FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Letter to the Buenos Aires Stock Exchange regarding the resolutions of the Ordinary and Extraordinary Stockholders Meeting of Banco Francés, held on April 27, 2006”

RESOLUTIONS VOTED WITH RESPECT TO EACH ITEM OF THE AGENDA OF THE ORDINARY AND EXTRAORDINARY STOCKHOLDERS´ MEETING OF BANCO FRANCES HELD ON APRIL 27, 2006, IN BUENOS AIRES, ARGENTINA

All percentages were calculated by considering positive and negative votes; that is excluding abstentions.

Item 1: Appointment of two stockholders to approve and sign the minutes of the Stockholders’ Meeting, together with the chairman of the Stockholders’ meeting.

Messrs. Juan Duggan and Gotardo Pedemonte were appointed to approve and sign the minutes of the Stockholders’ Meeting, together with the chairman.

This resolution was approved and obtained:

Votes in favor:	397,717,499	100.00%
Votes against:		0.00%
Abstentions:		0.004%

Item 2: Consideration of the Directors’ Report, Annual Financial Statements, Report of the Fiscalization Committee and Auditors’ Report, for the fiscal year Number 131, ended December 31, 2005.

This resolution was approved and obtained:

Votes in favor:	397,697,156	100.00%
Votes against:		0.00%
Abstentions:		0.0091%

Item 3: Approval of the performance of the Board of Directors and Fiscalization Committee.

This resolution was approved and obtained:

Votes in favor:	397,219,328	99.8781%
Votes against:		0.1219%
Abstentions:		0.0074%

Item 4: Consideration of the earnings/losses for the fiscal year Number 131, ended December 31, 2005. Earnings distribution in accordance to relevant authorizations.

RESOLVED, (i) the distribution of dividends in cash in the amount of argentine pesos 27,000,000 to be distributed in proportion to each shareholder’s nominal holdings equal to argentine pesos 0.05728; (ii) such distribution is subject to the authorization of the corporate note holders of series 15 of the corporate notes schedule [programa de obligaciones negociables] issued on november 26, 2003, to be discussed at the corporate note holders’ meeting called on the second call for next may 5; and (iii) the authorization of the company’s board of directors to monitor compliance with the aforementioned requirement, in order to make such approved dividend available to the shareholders within 30 consecutive days as from the abovementioned authorization and to publish the results of such authorization.

This resolution was approved and obtained:

Votes in favor:	397,715,999	99.9996%
Votes against:		0.0004%
Abstentions:		0.0040%

Item 5: Consideration of compensation to be received by the members of the Board of Directors for fiscal year ended December 31, 2005.

RESOLVED, that the aggregate compensation paid or payable to the members of the Company’s Board of Directors for their services during the last fiscal year be hereby fixed at Ps 5,798,226.75

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This resolution was approved and obtained:

Votes in favor:	397,713,416	99.9995%
Votes against:		0.0005%
Abstentions:		0.0045%

Item 6: Consideration of the compensation to be received by the members of the Fiscalization Committee for the fiscal year ended December 31, 2005.

RESOLVED, that the aggregate compensation for their services during the last fiscal year be hereby fixed at Ps 17,820

This resolution was approved and obtained:

Votes in favor:	397,713,416	99.9995%
Votes against:		0.0005%
Abstentions:		0.0045%

Item 7: Establishment of the number of Directors and, if necessary, ensuing election of new directors, for a three-year period.

RESOLVED: (i) the Board of Directors shall consist of 5 regular directors and 2 alternate directors; (ii) Jorge Carlos Bledel, who does not fulfill the independence requirement under the provisions of the national securities commission [comisión nacional de valores] and the Sarbanes-Oxley Act, shall be reappointed as regular director; (iii) oscar Miguel Castro, who fulfills the independence requirement under the provisions of the national securities commission and the sarbanes-oxley act, shall be reappointed as regular director; (iv) José Carlos Plá Royo, who fulfills the independence requirement under the provisions of the Sarbanes-Oxley

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Act, shall be appointed as regular director; and (v) Martín Ezequiel Zarich and Carlos Horacio Peguet, who do not fulfill the independence requirement under the provisions of the national securities commission and the Sarbanes-Oxley Act, shall be reappointed as alternate directors.

This resolution was approved and obtained:

Votes in favor:	360,273,279	100.00%
Votes against:		0.00%
Abstentions:		9.4184%

Item 8: Election of three permanent and three alternate statutory auditors (síndicos) to constitute the Fiscalization Committee during the present fiscal year.

Fiscalization Committee is composed by three permanent statutory auditors and three alternate statutory auditors, who are independents in accordance to the National Securities Commission (Comisión Nacional de Valores) standards. Messrs. Mario Rafael Biscardi, Carlos Roberto Chiesa and Alejandro Mosquera were elected to serve as permanent members and Mr. Osvaldo Pablo Alejandro Jofré, Mrs. Julieta Paula Pariso and Mrs. Paola Lorena Rolotti were elected to serve as alternate members.

This resolution was approved and obtained:

Votes in favor:	360,271,047	99.9999%
Votes against:		0.0001%
Abstentions:		9.4189%

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Item 9: Approval of independent accountant’s compensation for auditing the Annual Financial Statements for the fiscal year N° 131 ended December 31, 2005. Appointment of an independent accountant to audit the Annual Financial Statements for the present fiscal year.

The compensation for the independent accountant -Deloitte & Co- for auditing the Financial Statements for the fiscal year ended December 31, 2005, was set at Ps. 1,352,323.

In connection with the appointment of the independent accountant to audit the 2006 Annual Financial Statements, Deloitte & Co was appointed as independent accountant in the person of one of its partners, Dr. Carlos Bernardo Srulevich.

This resolution was approved and obtained:

Votes in favor:	397,232,357	99.8785%
Votes against:		0.1215%
Abstentions:		0.0045%

Item 10: Budget for advisory services of the Audit Committee.

The budget for the Audit Committee to obtain advisory services was set at Ps. 250,000, in accordance to Decree 677/2001.

This resolution was approved and obtained:

Votes in favor:	397,714,916	99.9998%
Votes against:		0.0002%
Abstentions:		0.0045%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 4, 2006	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G.Canestri
	Title:	Chief Financial Officer